Exhibit 99.2

Amendment to the

Multimedia Games Holding Company, Inc. 2012 Equity Incentive Plan

In accordance with Section XXII of the Multimedia Games Holding Company, Inc. 2012 Equity Incentive Plan (the “Plan”), the Plan is hereby amended as follows, effective as of the Effective Time (as defined in the Merger Agreement):

1.              Section I of the Plan is hereby amended such that a new second sentence is added to read as follows:

“The Plan was most recently amended effective as of the Effective Time (as defined in a certain Agreement and Plan of Merger by and among Global Cash Access Holdings, Inc., Movie Merger Sub, Inc. and the Company, dated September 8, 2014 (the “Merger Agreement”)).”

2.              Section I of the Plan is hereby amended such that item 1 reads as follows:

“1.                                Incentive Options, provided that from and after the Effective Time (as defined in the Merger Agreement), no further Incentive Options shall be granted under the Plan;”

3.              Section II.I of the Plan is hereby amended such that “Multimedia Games Holding Company, Inc., a Texas Corporation” is replaced by “Global Cash Access Holdings, Inc., a Delaware Corporation”.

4.              Section II.L of the Plan is hereby amended such that a second sentence is added to read as follows:

“Notwithstanding the foregoing, from and after the Effective Time, an ‘Eligible Employee’ shall not mean any person who immediately before the Effective Time was an employee of Global Cash Access Holdings, Inc. or any of its subsidiaries (as determined immediately before the Effective Time).”

To record the amendment of the Plan, Global Cash Access Holdings, Inc. has executed this document this 19th day of December, 2014.

GLOBAL CASH ACCESS HOLDINGS, INC.

By:	/s/ Randy L. Taylor
Name:	Randy L. Taylor
Title:	Executive Vice President and
Chief Financial Officer